SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                           -----------------------
                                 FORM 11-K

    (Mark One)
    [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                 for the fiscal year ended December 31, 1997

                                     OR

                TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
             THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          For the transition period from ____________ to ____________
                        Commission File Number: 1-4423

    A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                          HEWLETT-PACKARD COMPANY
                    TAX SAVING CAPITAL ACCUMULATION PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          HEWLETT-PACKARD COMPANY
                           3000 HANOVER STREET
                        PALO ALTO, CALIFORNIA 94304




                         REQUIRED INFORMATION


  Hewlett-Packard Company
  Tax Saving Capital Accumulation Plan
  Index to Financial Statements

                                                               Page

  Report of Independent Accountants                              1

  Financial Statements

  Statement of Net Assets Available for Benefits
   at December 31, 1997 and 1996                                 2

  Statements of Changes in Net Assets Available for Benefits,
   with Fund Information for the Years Ended December 31,
   1997 and 1996                                                 3-4

  Notes to Financial Statements                                  5-10

  Additional Information

  Schedule I  - Assets Held for Investment Purposes at
                December 31, 1997                                11

  Schedule II - Transactions Occurring During the Year Ended
                December 31, 1997 Which Were in Excess of 5%
                of the Current Value of Plan Assets at
                December 31, 1996                                12


    Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

  Report of Independent Accountants


  May 13, 1998

  To the Participants and Administrator of the Hewlett-Packard Company Tax Saving
  Capital Accumulation Plan


  In our opinion, the accompanying statement of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hewlett-Packard Company Tax Saving Capital Accumulation Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

  /s/ Price Waterhouse LLP
  ------------------------
  Price Waterhouse LLP
  San Jose, California

                                 SIGNATURES


  The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                    HEWLETT-PACKARD COMPANY

                                    TAX SAVING CAPITAL ACCUMULATION PLAN

                                    /s/ Ann O. Baskins
                                    ---------------------------
                                    Ann O. Baskins
                                    Assistant Secretary
                                    and Senior Managing Counsel

  Hewlett-Packard Company
  Tax Saving Capital Accumulation Plan
  Statement of Net Assets Available for Benefits
  (In thousands)
  ------------------------------------------------------------------------
                                                       December 31,
                                                    ------------------
                                                    1997          1996

    Assets:
      Investments, at fair value:
       Hewlett-Packard Company Common Stock       $1,167,319    $  902,070

       Templeton Foreign Fund Class I                 92,389        56,940

       PBHG Growth Fund                              154,947       171,788

       Fidelity Contrafund                           391,834       268,702

       Fidelity Magellan Fund                      1,002,252       780,799

       Fidelity Growth
        & Income Portfolio                           303,763       180,466

       Fidelity Spartan U.S.
        Equity Index Fund                            249,702       136,145

       Fidelity Intermediate Bond Fund               100,066        79,614

       Fidelity Retirement Money Market
        Portfolio                                    250,080       241,247

       Fidelity Institutional Cash Portfolio
        Money Market Class I                          13,852         9,670

       Loans receivable from participants             97,450        89,506
                                                   ---------    ----------
          Total assets held for investment         3,823,654     2,916,947

      Receivables:
        Receivable from Hewlett-Packard Company       14,668        28,625
        Investment income receivable                   2,666         2,191
        Miscellaneous receivables                         -          1,038
                                                  ----------    ----------
       Total assets                                3,840,988     2,948,801
                                                  ----------    ----------
    Liabilities:
      Miscellaneous payables                           2,309          -
                                                  ----------    ----------
          Total liabilities                            2,309          -
                                                  ----------    ----------
         Net assets available for benefits        $3,838,679    $2,948,801
                                                  ==========    ==========

       The accompanying notes are an integral part of these financial statements.

  Hewlett-Packard Company
  Tax Saving Capital Accumulation Plan
  Statement of Changes in Net Assets Available for Benefits,
   with Fund Information
  For the Year Ended December 31, 1997
  (In thousands)

                                                      Fund Information

                                                     PBHG        Contra-                    Growth &
                          Stock        Templeton     Growth      fund         Magellan      Income

  Contributions:
   Employees               $  8,714     $ 9,276     $  19,102    $  32,231     $ 62,917     $   27,338
   Company                    5,532       3,798         7,683       14,079       30,506         11,295
   Noncash                   57,058

  Investment income:
    Net realized and
    unrealized
    appreciation in
    fair value of
    investments:
     Hewlett-Packard
      Company Common
      Stock                 227,534

    Net investment gain/
   (loss) from registered
    investment companies                  3,837       (6,910)       67,447      205,644         63,055
    Interest income             678
    Dividend income           9,759
                           --------     -------     --------      --------     --------       --------
      Total additions       309,275      16,911       19,875       113,757      299,067        101,688
                           --------     -------     --------      --------     --------       --------
   Benefits paid to
    participants             29,282       3,300        4,505        11,470       31,236         11,966
   Loans deemed repaid
    due to termination
                           --------     -------     --------      --------     --------       --------
      Total deductions       29,282       3,300        4,505        11,470       31,236         11,966
                           --------     -------     --------      --------     --------       --------


  Hewlett-Packard Company
  Tax Saving Accumulation Plan
  Statement of Changes in Net Assets Available for Benefits,
   With Fund Information
  For the Year Ended December 31, 1997 (Continued)
  (in thousands)
                                                       Fund Information

                          Equity        Intermediate       Money
                          Index            Bond            Market        Loan        Total


   Contributions:
    Employees             $ 19,107        $ 8,616           $ 21,275     $           $  208,576
    Company                  8,333          4,028              9,187                     94,441
    Noncash                                                                              57,058

  Investment income:
    Net realized and
     unrealized
     appreciation in
     fair value of
     investments:

      Hewlett-Packard
       Company Common
       Stock                                                                            227,534
    Net investment gain/
   (loss)from registered
    investment companies    53,296         6,479                                        392,848
   Interest income                                             13,941      7,751         22,370
   Dividend income                                                                        9,759
                          ---------        -------           --------    -------     ----------
     Total additions         80,736         19,123             44,403      7,751      1,012,586
                          ---------        -------           --------    -------    ----------
  Benefits paid to
   participants               6,202          4,079             18,302                   120,342
  Loans deemed repaid
   due to termination                                                      2,366          2,366

                          ---------        -------           --------    -------     ----------
     Total deductions         6,202          4,079             18,302      2,366        122,708
                          ---------        -------           --------    -------     ----------

  Hewlett-Packard Company
  Tax Saving Capital Accumulation Plan
  Statement of Changes in Net Assets Available for Benefits,
   With Fund Information
  For the Year Ended December 31, 1997 (Continued)
  (in thousands)

                                                                Fund Information
                                                    PBHG                                    Growth &
                          Stock         Templeton   Growth       Contrafund   Magellan      Income


      Net increase
       before interfund
       transfers             279,993      13,611       15,370       102,287       267,831      89,722

  Interfund transfers        (16,511)     21,562      (33,919)       19,218       (50,632)     32,716
                          ----------     -------     --------      --------    ----------    --------
  Net increase/(decrease)    263,482      35,173      (18,549)      121,505       217,199     122,438

  Net assets available
   for benefits:
    Beginning of year        920,985      57,735      174,454       272,260       788,870     182,941
                          ----------     -------     --------      --------    ----------    --------
    End of year           $1,184,467     $92,908     $155,905      $393,765    $1,006,069    $305,379
                          ==========     =======     ========      ========    ==========    ========

  Hewlett-Packard Company
  Tax Saving Capital Accumulation Plan
  Statement of Changes in Net Assets Available for Benefits,
   With Fund Information
  For the Year Ended December 31, 1997 (Continued)
  (in thousands)

                                                                Fund Information

                            Equity        Intermediate       Money
                            Index            Bond            Market       Loan           Total


     Net increase before
      interfund transfers    74,534          15,044            26,101        5,385          889,878

  Interfund transfers        38,597           4,907           (18,497)       2,559                -
                           --------        --------          --------      -------       ----------
  Net increase/(decrease)   113,131          19,951             7,604        7,944          889,878

  Net assets available
   for benefits:
    Beginning of year       137,818          80,621           243,611       89,506        2,948,801
                           --------        --------          --------      -------       ----------
    End of year            $250,949        $100,572          $251,215      $97,450       $3,838,679
                           ========        ========          ========      =======       ==========

            The accompanying notes are an integral part of these financial statements.


Hewlett-Packard Company
Tax Saving Capital Accumulation Plan
Statement of Changes in Net Assets Available for Benefits,
 with Fund Information
For the Year Ended December 31, 1996
(In thousands)

                                                    Fund Information

                                                   PBHG        Contra-                  Growth &
                        Stock        Templeton     Growth      fund         Magellan    Income

Contributions:
 Employees               $ 10,511     $ 4,666     $  14,461    $  26,704     $ 71,217    $  18,965
 Company                      667       2,091         6,914       12,034       34,771        7,991
 Noncash                   52,754

Investment income:
  Net realized and
  unrealized
  appreciation in
  fair value of
  investments:
   Hewlett-Packard
    Company Common
    Stock                 159,599
  Net investment gain/
 (loss) from registered
  investment companies                  5,167        (1,895)      42,465       86,420       24,837
 Interest Income              532
 Dividend income            8,240
Transfer in from Convex
 Computer Corporation
 401(k) Thrift and
 Savings Plan                           1,342                      2,299       11,005        4,044
                         --------     -------      --------     --------     --------     --------
    Total additions       232,303      13,266        19,480       83,502      203,413       55,837
                         --------     -------      --------     --------     --------     --------
 Benefits paid to
  participants             26,559         780         2,948        6,996       28,606        5,145
 Loans deemed repaid
  due to termination
 Administrative exp.           94           1             7           17          210           67
                         --------     -------      --------      --------     --------    --------
    Total deductions       26,653         781         2,955         7,013       28,816       5,212
                         --------     -------      --------      --------     --------    --------

Hewlett-Packard Company
Tax Saving Accumulation Plan
Statement of Changes in Net Assets Available for Benefits
 With Fund Information
For the Year Ended December 31, 1996 (Continued)
(in thousands)
                                                     Fund Information

                          Equity       Intermediate       Money
                          Index           Bond            Market         Loan        Total


 Contributions:
  Employees               $ 12,449        $ 8,242         $ 20,296       $            $ 187,511
  Company                    5,612          3,822            9,027                       82,929
  Noncash                                                                                52,754

Investment income:
  Net realized and
   unrealized
   appreciation in
   fair value of
   investments:
    Hewlett-Packard
     Company Common
     Stock                                                                              159,599
  Net investment gain/
 (loss)from registered
  investment companies      22,252          2,576                                       181,822

   Interest income                                          10,635         7,092         18,259
   Dividend income                                                                        8,240

Transfer in from Convex
 Computer Corporation
 401(k) Thrift and
 Savings Plan                1,753          1,062            2,763           492         24,760
                         ---------         ------         --------       -------     ----------
   Total additions          42,066         15,702           42,721         7,584        715,874
                         ---------        -------         --------       -------     ----------
Benefits paid to
 participants                3,743          3,327           11,802                       89,906
Loans deemed repaid
 due to termination                                                        1,917          1,917
Administrative expense          59             65              201                          721
                         ---------        -------         --------       -------     ----------
   Total deductions          3,802          3,392           12,003         1,917         92,544
                         ---------        -------         --------       -------     ----------

Hewlett-Packard Company
Tax Saving Capital Accumulation Plan
Statement of Changes in Net Assets Available for Benefits,
 With Fund Information
For the Year Ended December 31, 1996 (Continued)
(in thousands)

                                                              Fund Information
                                                   PBHG                                       Growth &
                         Stock        Templeton    Growth        Contrafund     Magellan      Income

    Net increase
     before interfund
     transfers            205,650      12,485         16,525        76,489        174,597          50,625

Interfund transfers       (49,716)     45,250        157,929        24,247       (258,814)         35,304
                         --------     -------       --------      --------       --------        --------
Net increase/(decrease)   155,934      57,735        174,454       100,736        (84,217)         85,929

Net assets available
 for benefits:
  Beginning of year       765,051           -              -       171,524        873,087          97,012
                         --------     -------       --------      --------       --------        --------
  End of year            $920,985     $57,735       $174,454      $272,260       $788,870        $182,941
                         ========     =======       ========      ========       ========        ========

Hewlett-Packard Company
Tax Saving Capital Accumulation Plan
Statement of Changes in Net Assets Available for Benefits,
 With Fund Information
For the Year Ended December 31, 1996 (Continued)
(in thousands)

                                                              Fund Information

                            Equity        Intermediate      Money
                            Index            Bond           Market        Loan         Total


   Net increase before
    interfund transfers       38,264          12,310          30,718       5,667          623,330

Interfund transfers            9,021          (1,722)         29,799       8,702                -
                            --------         -------        --------     -------       ----------
Net increase/(decrease)       47,285          10,588          60,517      14,369          623,330

Net assets available
 for benefits:
  Beginning of year           90,533          70,033         183,094      75,137        2,325,471
                            --------         -------        --------     -------       ----------
  End of year               $137,818         $80,621        $243,611     $89,506       $2,948,801
                            ========         =======        ========     =======       ==========

          The accompanying notes are an integral part of these financial statements.


  Hewlett-Packard Company
  Tax Saving Capital Accumulation Plan
  Notes to Financial Statements

  1.  Plan Description:
      ----------------

  Purpose and Plan Benefits

  The purpose of the Hewlett-Packard Company (the Company) Tax Saving Capital Accumulation Plan (the Plan) is to provide eligible employees an opportunity for regular savings of tax-deferred dollars for their retirement to supplement benefits provided under the Company's Retirement Program and the Federal Social Security Act. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  The Plan is designed to qualify as a stock bonus plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and to meet the requirements set forth in Section 401(k) of the Code. The Plan is also intended to qualify as an individual account plan which permits each participant to exercise control over certain assets of the Plan pursuant to Section 404(c) of the Employee Retirement Income Security Act of 1974 (ERISA).

  Fidelity Investments provides recordkeeping and trustee services as well as investment management for the Plan. The Company determines eligibility for participation, interprets the Plan, communicates with participants and their beneficiaries and is otherwise generally responsible for Plan operations.

  Eligibility

  Employees who are eligible to participate in the 40l(k) program include those employees of the Company and designated domestic subsidiaries who are on the U.S. payroll and who are employed as regular full-time or regular part-time employees by the Company. Effective February 1, 1998, there is no waiting period for eligibility. Prior to February 1, 1998, the waiting period was one year from the date of hire. Also effective February 1, 1998, all employees who are hired on or after February 1, 1998 are deemed to have elected a three percent deferral effective on the first day of their employment, unless the employee makes a change to that election in the manner prescribed by the company. Prior to February 1, 1998, participation was initiated at the election of the employee upon becoming eligible after the one year waiting period.

  Employee Contributions

  Effective January 1, 1998, participating employees may have from 1% to 20% of their salary deferred by the Company through payroll deductions and have contributions made directly to their 401(k) account. Prior to January 1, 1998, participating employees could defer 1% to 12% of their salary. Employee contributions are deposited into the trust account after the end of each semi-monthly pay period.

  Company Contributions

  The Company contributes to the employee's 401(k) account a percentage of the amount which has been deferred and contributed by the employee.
  The Company contributes an amount equal to the employee's deferral for the first 3% of salary deferred and an amount equal to half of the employee's deferral for the next 2% of salary deferred. The Company matching contribution is deposited into the individual employee's 401(k) account after the end of each of the Company's fiscal quarters, which are January 31, April 30, July 31 and October 31.

  Beginning with the 1997 Plan year, the Company may guarantee a minimum amount of employee and Company contributions that will be made to the Plan in a Plan year. The amount, if any, that this minimum exceeds the actual employee and Company contributions as determined above will be allocated to nonhighly compensated employees (as defined in the Code) in the manner prescribed by the Plan document. Minimum contributions were guaranteed for part of the 1997 Plan year and the 1998 Plan year.

  Vesting

  Participants are one hundred percent vested in the Plan at all times.

  Participant Accounts

  Participants can invest their account balance and/or future contributions in any combination of nine investment options. Participant accounts that are established at the three percent deferral default for new hires will have their contributions invested in the Fidelity Retirement Money Market Fund until the participant makes a change to that investment election. Participating employees can transfer their invested funds among the investment options and/or change the investment of their future contributions as often as desired. These transfers and changes must be made in whole percent increments.

  All contributions made under the Plan are paid to and invested by the trustee in one or more of the available investment options. Six of the nine investment options are mutual funds of Fidelity Investments, managed by the Fidelity Management and Research Company. The other fund managers are Pilgrim Baxter and Associates and Templeton Global Advisors, Ltd. The nine investment funds are:

   Stock     -   A fund comprised primarily of Hewlett-Packard Company
                 Common Stock purchased on the open market or contributed by the Company. The fund also includes a minor investment in the Fidelity Institutional Cash
                 Portfolio Money Market Class I.

   Templeton -   A fund comprised of investments in the Templeton
                 Foreign Fund Class I. This investment is a growth mutual fund that invests internationally. It seeks to increase the value of the investments over the long term through capital growth. The mutual fund is invested primarily in common stocks, and can invest in any foreign country, developed or developing.

   PBHG Growth - A fund comprised of investments in the Pilgrim Baxter
                 PBHG Growth Fund. This investment is a growth mutual fund seeking long term growth through capital appreciation. It invests primarily in common stocks of small and medium-sized companies believed to have strong earnings and significant capital appreciation potential. The mutual fund will invest in many different kinds of companies and industries, but at times may be heavily concentrated in a relatively few number of industries.

   Contrafund -  A fund comprised of investments in the Fidelity Contrafund.
                 The investment manager invests mainly in U.S. and foreign common stocks believed to be undervalued or out of favor.

   Magellan   -  A fund comprised of investments in the Fidelity Magellan
                 Fund. The fund manager makes investments primarily in common stock and securities convertible into common stock with the objective of seeking to increase the value of the investment over the long term through capital appreciation.

   Growth
   & Income   -  A fund comprised of investments in the Fidelity Growth
                 & Income Portfolio. The investment manager invests in a broad combination of stocks, convertibles, and fixed-income securities that currently pay dividends, or that carry the potential for increased earnings.

   Equity
   Index      -  A fund comprised of investments in the Fidelity Spartan
                 U.S. Equity Index Fund. The fund manager makes investments in equity securities and attempts to duplicate the compos-ition and total returns of the Standard & Poor's Daily Stock
                 Price Index of 500 Common Stocks.

   Intermediate
   Bond        - A fund comprised of investments in the Fidelity Intermediate
                 Bond Fund. Investments are made primarily in bonds rated BBB or better with a dollar-weighted average maturity of between three and ten years.

   Money
   Market      - A fund comprised of investments in the Fidelity
                 Retirement Money Market Portfolio. Investments are made in high quality, U.S. dollar-denominated money market instruments of U.S. and foreign issuers, including short-term obligations of banks, governments and their agencies and corporations.

  Loans and Distributions

  Participants are permitted to borrow portions of their account balance. The loan amount and term are limited by the Code and ERISA. Funds for the loans are obtained by liquidating the investments from the participant's account. Principal and interest payments, representing repayments of loans taken by participants, are typically made through payroll deductions and are paid directly into the participant's account after the end of each semi-monthly payroll period. Loans may be repaid in full at any time following the issuance of the loan. Loans outstanding at December 31, 1997 carried interest rates which range from 6.5% to 10.65%.

  The Plan also provides for hardship withdrawals subject to certain restrictions as well as in-service withdrawals at age 59-1/2.

  Benefits are payable in a lump sum. Certain participants from particular companies acquired by the Company may elect to take their benefits as an annuity or in installments.

  Plan Termination

  Although the Company has no present intention to terminate the Plan, the Plan provides that in the event of Plan termination, participants' interests accrued to the date of termination will be nonforfeitable. Benefits will continue to be distributed in accordance with the Plan. The trustee will continue in its capacity until all assets of the Plan have been distributed to the participants.

  2.  Summary of Significant Accounting Policies:
      ------------------------------------------

  The financial statements are prepared on the accrual basis of accounting with investments being carried at current market value, as quoted on the active market. Loans to participants are valued at their outstanding principal amount, which approximates fair value. Benefits are recorded when paid.

  All dividends and capital distributions received from the PBHG Growth Fund, the Templeton Foreign Fund Class I, the Fidelity Contrafund, the Fidelity Magellan Fund, the Fidelity Growth & Income Portfolio, the Fidelity Spartan U.S. Equity Index Fund and the Fidelity Intermediate Bond Fund are recognized as part of the net investment gains from registered investment companies.

  All direct administrative expenses were borne by the Plan participants through October 31, 1996. Effective November 1, 1996, all direct administrative expenses are borne by the Company.

  The preparation of financial statements in conformity with generally accepted accounting principles requires the administrator and trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements. Actual results may differ from those estimates.

  3.  Contributions:
      -------------

  Employee and Company contributions are made in cash for all Funds except the Stock Fund. Contributions to the Stock Fund may be made in either cash or Hewlett-Packard Company common stock. Stock contributions attributable to employee deferrals totaled $39,202,000 in 1997 and $31,839,000 in 1996. Stock contributions attributable to Company contributions totaled $17,856,000 in 1997 and $20,915,000 in 1996.
  Contributions of Hewlett-Packard Company common stock are valued at their fair market value at the closing price, as quoted on the New York Stock Exchange, on the date of contribution.

  4.  Investments:
      -----------

  The number of shares of Hewlett-Packard Company common stock in the Stock Fund was 18,677,095 at the end of 1997 and 17,951,642 at the end of 1996. The Stock Fund assigns units of participation to those participants with account balances in this fund. The total number of units in the fund at December 31, 1997 and 1996 was 25,574,187 and 24,556,337, respectively, and the net asset value was $46.20 and $37.26 at these dates. The net asset value on the participant statement dates for 1997 was $37.89, $40.09, $51.89 and $46.91 at February 6, 1997,
  May 6, 1997, August 6, 1997 and November 6, 1997, respectively. The net asset value on the participant statement dates for 1996 was $33.50, $39.26, $32.77 and $33.59 at February 6, 1996, May 6, 1996, August 6, 1996 and
  November 6, 1996, respectively.

  5.  Taxes:
      -----

  The Company received a favorable determination letter from the Internal Revenue Service dated December 1995 for amendments to the Plan through March 1995. The Plan has been subsequently amended. The Company's management is of the opinion that the Plan and the trust which forms a part of the Plan have been maintained in accordance with Section 401(a) of the Internal Revenue Code, and therefore, it is believed that the Plan continues to be qualified. Accordingly, there has been no provision for federal or state income tax.

  Deferrals made on behalf of the employee and the Company's matching contribution are not subject to federal income taxes until such time as the employee's funds are withdrawn from the Plan. At withdrawal, the employee's funds may qualify for special tax treatment. Pursuant to the Unemployment Compensation Amendments of 1992, all "eligible rollover distributions" which are not paid out in the form of a direct rollover are subject to a mandatory 20% federal income tax withholding. Loans taken by employees against their 401(k) account are not subject to federal income taxes if they are repaid within five years.

  6.  Transfer of Plan Assets:
      -----------------------

  The Company acquired Convex Computer Corporation (Convex) on December
  21, 1995 via a stock acquisition. At the time of purchase, Convex maintained the Convex Computer Corporation 401(k) Thrift and Savings
  Plan (Convex Plan), a defined contribution plan that provided for employee deferrals and employer matching contributions. The participants in the Convex Plan who became employees of the Company became eligible to participate in the Plan subsequent to the acquisition by the Company. The Convex Plan assets were transferred to the Plan on May 31, 1996.

  Hewlett-Packard Company
  Tax Saving Capital Accumulation Plan (Plan 004)                                     Schedule I
  Employer Identification Number 94-1081436                                            Form 5500
  Assets Held for Investment Purposes at December 31, 1997        (Item 27a - Schedule of Assets
  (In thousands except number of shares)                           Held for Investment Purposes)

                                                    Number of      Historical      Current
  Issuer                    Description             Shares         Cost            Value

  Pilgrim Baxter &
   Associates
  PBHG Growth Fund          Equity Mutual Fund,
                              no par value           6,102,662     $158,610        $  154,947
  Franklin Templeton
  Templeton Foreign
   Fund Class I             Equity Mutual Fund,
                              no par value           9,285,332       97,045            92,389

  Hewlett-Packard Company   Common Stock,
                              $1.00 par value       18,677,095      684,336         1,167,319
  Fidelity Investments
  Fidelity Contrafund       Equity Mutual Fund,
                              no par value           8,403,051      332,688           391,834
  Fidelity Investments
  Fidelity Magellan Fund    Equity Mutual Fund,
                              no par value          10,520,118      806,115         1,002,252
  Fidelity Investments
  Fidelity Growth &
   Income Portfolio         Equity Mutual Fund,
                              no par value           7,972,791      235,776           303,763
  Fidelity Investments
  Fidelity Spartan U.S.
   Equity Index Fund        Equity Mutual Fund,
                              no par value           7,138,429      176,530           249,702
  Fidelity Investments
  Fidelity Intermediate
   Bond Fund                Fixed Income Mutual
                              Fund, no par value     9,839,363      100,257           100,066
  Fidelity Investments
  Fidelity Retirement
   Money Market Portfolio   Money Market Fund,
                              $1.00 par value      250,080,102      250,080           250,080
  Fidelity Investments
  Fidelity Institutional
   Cash Portfolio
    Money Market Class I    Money Market Fund,
                              $1.00 par value       13,852,139       13,852            13,852

  Participant Loans         Loans issued for terms
                             of 1 - 4 years, with
                             6.5% to 10.65% interest                                   97,450
                                                                                       ------

                            Total assets held for investment                       $3,823,654
                                                                                   ==========

    Hewlett-Packard Company
    Tax Saving Capital Accumulation Plan (Plan 004)
    Employer Identification Number 94-1081436
    Transactions Occurring During the Year Ended December 31, 1997                      Schedule II
    Which Were in Excess of 5% of the Current Value of                                    Form 5500
     Plan Assets at December 31, 1996                                       (Item 27d - Schedule of
    (In thousands except number of transactions)                            Reportable Transactions)

                                                 Purchases      Proceeds
                                                 and Fair       From Sales
                                                 Value at       and Fair         Cost of      Net
    Identity of Party Involved    Number of      Date of        Value at Date    Assets       Realized
      Description of Asset        Transactions   Transaction    of Transaction   Disposed     Gain/(Loss)

    Hewlett-Packard Company
    Common Stock                     195            315,255       277,988          147,312     130,675

    Pilgrim Baxter & Associates
    PBHG Growth Fund
    Equity Mutual Fund               253           $109,259       $119,191        $124,379     ($7,141)

    Contrafund
    Equity Mutual Fund               253            173,286         80,620          72,764       7,092


    Fidelity Magellan Fund
    Equity Mutual Fund               253            250,485        170,880         149,049      17,777

    Fidelity Growth & Income
     Portfolio
    Equity Mutual Fund               253            143,455         69,892          61,949       9,051

    Fidelity Spartan U.S. Equity
     Index Fund
    Equity Mutual Fund               253            145,456         80,063          72,046      12,050

    Fidelity Retirement Money
     Market Portfolio
    Money Market Fund                256            541,790        532,957         532,957           -

    Fidelity Institutional Cash
     Portfolio Money Market Class I
    Money Market Fund                131            347,744        340,785         340,785           -

    Note:  The normal expenses associated with asset purchases and sales are built into the cost records and are therefore not shown separately here.  Additionally, the number of transactions for the mutual funds represent recordkeeping transaction activity, not the gross number of purchases and sales.